RYAN'S FAMILY STEAK HOUSES, INC. REPORTS
                    RECORD JULY SALES RESULTS

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Ryan's  Family  Steak Houses, Inc. (NASDAQ:RYAN) today  announced that weekly average unit sales for the 5-week period ending August 8, 2001 ("July 2001") reached record levels for the month of July. All-store and same-store sales for the month increased by 2.0% and 0.8%, respectively. Other details follow:

                                          July 2001
                                          (Unaudited)
  Total sales                           $75,650,000
  Increase from prior year                      +7%


  Average unit sales:

  All-store (all Ryan's units)                +2.0%
  Same-store (open at least 18 mos.)          +0.8%


At August 8, 2001, the Company owned and operated 309 Ryan's.

The Company's next accounting period consists of 4 weeks, ending on September 5, 2001.